Filed Pursuant to Rule 424(b)(3)
Registration No. 333-263905

Registration No. 333-264998

Prospectus Supplement No. 6

(to Prospectus dated May 5, 2022)

Prospectus Supplement No. 5

(to Prospectus dated May 25, 2022)

Sky Harbour Group Corporation

72,918,942 Shares of Class A Common Stock

7,719,779 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 5, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-263905) (as supplemented to date, the “May 5 Prospectus”), and the prospectus dated May 25, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-264998) (as supplemented to date, the “May 25 Prospectus” and, together with the May 5 Prospectus, the “Prospectuses”) with certain information contained in our Registration Statement on Form S-1 (File No. 333-267360) filed with the Securities and Exchange Commission on September 9, 2022 (the “Registration Statement”). Accordingly, we have attached the relevant information from the Registration Statement to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and all prior prospectus supplements and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The May 5 Prospectus, together with this prospectus supplement and all prior prospectus supplements, relate to (1) the issuance by us of up to 14,519,218 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the Public Warrants and the Private Placement Warrants (each as defined in the May 5 Prospectus); and (2) the offer and sale, from time to time, by the selling securityholder identified in the May 5 Prospectus or its permitted transferees, of (i) up to 7,719,779 shares of Class A Common Stock that are issuable upon the exercise of 7,719,779 Private Placement Warrants and (ii) 7,719,779 Private Placement Warrants. The May 25 Prospectus, together with this prospectus supplement and all prior prospectus supplements, relate to (1) the issuance by us of up to 45,000,000 shares of Class A Common Stock issuable upon redemption of Sky Common Units (as defined in the May 25 Prospectus) and (2) the offer and sale, from time to time, by the selling securityholders identified in the May 25 Prospectus or their permitted transferees, of up to 58,399,724 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon redemption of Sky Common Units).

Our Class A Common Stock and Public Warrants are traded on the New York Stock Exchange American LLC (“NYSE American”) under the symbols “SKYH” and “SKYH WS,” respectively. On September 9, 2022, the closing price of our Class A Common Stock was $4.50 per share, and the closing price of our Public Warrants was $0.36 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 12, 2022.

The sections entitled “Business” on pages 40-60 of the Prospectuses are replaced in their entirety by the following Business section from the Registration Statement:

BUSINESS

Business Combination

On the Closing Date, we completed the previously announced business combination pursuant to the Equity Purchase Agreement between us and Sky. Each of the Existing Sky Equityholders separately entered into an Equityholders Voting and Support Agreement irrevocably agreeing to vote in favor of the business combination set forth in the Equity Purchase Agreement. As contemplated by the Equity Purchase Agreement, on the Closing Date the following occurred: (a) YAC changed its name to “Sky Harbour Group Corporation”; (b) all outstanding shares of Sponsor Stock held by the Sponsor were converted into shares of Class A Common Stock of the Company; (c) Sky restructured its capitalization, issued to the Company 14,937,581 Sky Common Units, which was equal to the number of outstanding shares of Class A Common Stock immediately after giving effect to the Business combination (taking into account the redemption of Class A Common Stock and the Class A Common Stock issued under the BOC PIPE (as defined below)), reclassified the existing Sky Common Units (other than the Sky Incentive Units), existing Sky Series A preferred units and the existing Sky Series B Preferred Units into Sky Common Units; (d) effected certain adjustments to the number of Sky Incentive Units to reflect the new capital structure; (e) appointed the Company as the managing member of Sky; (f) the Sky Common Units issued to BOC YAC in respect of its Series B Preferred Units were converted into 5,500,000 shares of Class A Common Stock; (h) holders of Sky Common Units received one share of Class B Common Stock for each Sky Common Unit, and as consideration for the issuance of 14,937,581 Sky Common Units by Sky to the Company, YAC contributed to Sky the net amount held in the YAC trust account after deducting the amount required to fund the redemption of the Class A Common Stock held by eligible stockholders who properly elected to have their shares redeemed as of the Closing Date, (ii) taking into account the BOC PIPE and the amount of various transaction costs; and (i) without any action on the part of any holder of YAC Warrants, each YAC Warrant that is issued and outstanding immediately prior to the closing became a Warrant (the transactions referred to in clauses (a) through (i), collectively, the “Business Combination”).

As a result of the Business Combination, the Company is organized as an “Up-C” structure in which substantially all of the operating assets of Sky’s business are held by Sky, and the Company’s only assets are its equity interests in Sky.

As of the open of trading on January 26, 2022, the Class A Common Stock and Warrants of the Company, formerly those of YAC, began trading on the NYSE American as “SKYH” and “SKYH WS,” respectively. The disclosure in this section gives effect to the Business Combination and includes the operations of Sky prior to the Business Combination.

Overview

We are an aviation infrastructure development company building the first nationwide network of Home-Basing Solutions (“HBS”) for business aircraft. We develop, lease and manage general aviation hangars across the United States, targeting airfields in markets with significant aircraft populations and high hangar demand. Our HBS campuses feature exclusive private hangars and a full suite of dedicated services specifically designed for home-based aircraft.

As the fleet of private jets in the United States continues to grow, with recent new aircraft deliveries exceeding retirements, demand for hangar space is at a premium in part because new jets require more square footage of hangar space and the pace of new hangar construction has lagged behind the demand. The cumulative square footage of the business aircraft fleet in the United States increased 42% between 2010 and 2020. Moreover, over that same period, there was a 70% increase in the square footage of larger private jets – those with greater than a 24-foot tail height. The larger footprint aircraft do not fit in much of the existing hangar infrastructure and impose stacking challenges and constraints in the traditional shared or community hangars operated by fixed-base operators (“FBO”). The addition of winglets (the vertical extensions on aircraft wingtips) on most modern business jets inhibits wing-over-wing storage. Aircraft hangars are in high demand and short supply, with some airports compiling waiting lists that can exceed several years.

Our scalable business strategy addresses the increased imbalance between the supply and demand for private jet storage, including the lack of hangar facilities able to accommodate larger aircraft, by growing our portfolio of HBS campuses at key airports across the United States. We target airports with excess demand for private hangar space, typically near metropolitan areas, which include both established and growing markets. We intend to capitalize on the existing hangar supply constraints at major US airports by targeting high-end tenants in markets where there is a shortage of private and FBO hangar space, or where such hangars are or are becoming obsolete.

In contrast with community hangars and other facilities provided by FBOs, the HBS campuses we offer provide the following features and services:

•	private hangar space for exclusive use of the tenant;

•	adjoining attractive/custom lounge and office suites;

•	dedicated line crews and services;

•	climate control to mitigate condensation and associated corrosion;

•	features to support in-hangar aircraft maintenance;

•	no-foam fire suppression;

•	customized software to provide security, control access and monitor hangar space.

We use a standard set of proprietary prototype hangar designs, which are intended to lower construction costs, minimize development risk, expedite permit issuance, and facilitate the implementation of refinements across its portfolio. Hangar features include:

•	the ability to accommodate heavy business jets in single configuration, medium jets in twin or triplet configuration, or light jets in multi-configuration;

•

compliance with National Fire Protection Association (“NFPA”) 409 Group III fire code, eliminating foam fire protection systems, resulting in lower construction costs and operating expenses, as well as eliminating accidental foam discharges and the resultant negative effects on aircraft maintenance and resale value;

•	high-voltage, industrial drainage and impervious floors that support in-hangar maintenance and inspections; and

•	control through smartphone application.

Our product strategy aims to attract tenants with exclusive access to their aircraft, minimize the risk of damage to aircraft, provide increased access, security and control, facilitate maintenance, and improve pre-flight and post-flight convenience. We believe these products and services complement those of the FBO facilities.

We believe demand for HBS services will be driven broadly by the growing size of the business aviation fleet in the United States and the delivery of larger aircraft with taller tail heights. The discovery by first-time flyers in the convenience, control and comfort of general aviation has caused a shift in consumer behavior which we believe will also support increasing demand for HBS services.

While private aircraft use generally was not affected to the extent of commercial aviation, and some private aircraft clients may continue to use that mode of aviation following the pandemic, preferences for air travel and specifically general aviation are unknown and may change following COVID-19. See “Risk Factors – The aviation industry generally, and our business specifically, have been and may continue to be materially adversely affected by the global COVID-19 pandemic.”

Tax Exempt Senior Bond Issuance

On September 14, 2021, Sky’s subsidiary, Sky Harbour Capital LLC (“SHC”), closed a $166.34 million financing through the sale of Series 2021 private activity tax-exempt senior bonds through a municipal conduit issuer, Public Finance Authority (Wisconsin) (the “PABs”). The bond issuance consisted of unrated senior fixed tax-exempt bonds with three term maturities (2036, 2041 and 2054) with an average life principal amortization of 24 years. The term bonds were priced to yield 3.80% (2036), 4.00% (2041) and 4.25% (2054). The use of proceeds from this issuance, together with proceeds from the sale of the $55 million of our Series B Preferred Units to BOC YAC, were used, in part, to fund a construction escrow account for Sky’s development program at five airports consisting of 8 existing hangars and 66 new hangars in various phases of development and construction located at Miami-Opa Locka Executive Airport, Sugar Land Regional Airport, Nashville International Airport, Centennial Airport and Phoenix Deer Valley Airport and to repay all existing indebtedness of Sky.

The PABs are obligations of all the operating subsidiaries of Sky Harbour Capital LLC, the borrower subsidiary of Sky. The PABs are senior secured obligations with a collateral package that includes the leasehold improvements, ground leases and tenant leases of Sky financed with such bonds. There are financial covenants that restrict the ability to make cash distributions to Sky and, thus, may limit the ability to distribute dividends in the future. Failure to meet financial and other covenants under the PABs master and bond indenture, if not cured, may lead to an acceleration of the debt and foreclosure on Sky’s main operating assets.

Investment Criteria

We seek to develop our HBS hangar campuses on long-term ground leases (or sub-leases thereof) at airports with suitable infrastructure serving metropolitan centers across the United States.

Our Properties

We currently maintain our executive office at 136 Tower Road, Suite 205, Westchester County Airport, White Plains, NY 10604 under a lease agreement. We consider our current office space adequate for our current operations.

The table below presents certain information with respect to our portfolio as of the date of this prospectus. We lease each of our properties under long-term ground leases.

•	Sugar Land Regional Airport (“SGR”), Sugar Land, TX (Houston area);

•	Miami-Opa Locka Executive Airport (“OPF”), Opa-Locka, FL (Miami area);

•	Nashville International Airport (“BNA”), Nashville, TN;

•	Centennial Airport, Englewood (“APA”), CO (Denver area);

•	Phoenix Deer Valley Airport (“DVT”), Phoenix, AZ; and

•	Addison Airport (“ADS”), Addison, TX (Dallas Area).

Facility	Status	Estimated Construction Start	Estimated Completion Date	Estimated Total Construction Cost (1) ($mm)			Hangars	Square Footage
SGR Phase I	Complete	Complete	Complete			$15.1	7	66,080
SGR Phase II	Predevelopment	October 2023	December 2025	10.3	-	12.0	4	58,400
OPF Phase I	In Construction	August 2021	November 2022	31.2	-	33.2	12	160,092
OPF Phase II	Predevelopment	December 2022	March 2024	28.1	-	32.7	7	102,077
BNA Phase II	In Construction	July 2021	October 2022	25.8	-	26.8	10	149,069
APA Phase I	In Construction	August 2022	November 2023	37.2	-	43.2	9	133,530
APA Phase II	Predevelopment	August 2023	November 2024	28.6	-	33.2	9	103,400
DVT Phase I	In Design	December 2022	March 2024	32.5	-	37.8	8	115,864
DVT Phase II	Predevelopment	November 2023	February 2025	28.2	-	32.8	8	105,000
ADS Phase I	Predevelopment	January 2023	April 2024	24.4	-	28.3	6	104,600
Total				$261.4	-	295.1	80	1,098,112

Note 1: The Estimated Total Construction Cost includes estimated direct construction expenditures associated with each facility. For completed facilities, this amount includes direct construction expenditures and other amounts (e.g., capitalized labor and interest) that are included in the capitalized cost under GAAP.

We produce detailed construction pricing estimates at each SH campus in advance of ground lease signing and enter into guaranteed maximum price construction contracts upon receipt of building permits. In late August 2022, we received revised final construction bids related to our APA Phase I and DVT Phase I HBS campus development projects. The final bids received were both meaningfully higher than our original price estimates due to spikes in both construction material and labor costs, along with decreased labor availability. We have updated our estimates for total construction costs for all future projects to reflect these price spikes. We believe that recent inflationary pressures and market conditions will lead to continued increases in construction costs as well as market rental rates for hangars within our HBS campus development projects. There can be no assurance that we will be able to increase the lease rates for the hangars within our HBS campuses to absorb these increased costs. See “Risk Factors – Our capital projects are subject to uncertainties, including the possibility of delays and cost overruns, which could have a material adverse effect on our business, results of operation and market reputation” of this prospectus.

We intend to continue to aggressively take action to mitigate these inflationary pressures, reduce construction costs, and shorten development schedules, both in the near term at our APA Phase I and DVT Phase I development projects, and in the long term at future projects. We structure our guaranteed maximum price construction contracts with shared savings clauses to incentivize the general contractors to reduce construction costs. At our SGR Phase I development project, our total construction costs were lower than both our original pricing estimate and the project’s contracted guaranteed maximum price, and, despite the current environment, we expect that the total construction costs at our BNA Phase II and OPF Phase I HBS campus development projects will be completed slightly below our original estimates for each project. In July 2022, we entered an exclusive strategic vendor partnership with a metal building and hangar door manufacturer that we expect to result in a significant reduction in the cost of the metal building and hangar door components at all future HBS campuses. As our strategic partnership grows, we expect this vertical integration will enable us to deliver metal buildings to each development site in shorter timeframes, which we believe will reduce the overall construction duration of each development project. We intend to be opportunistic in creating other strategic partnerships with vendors who supply components we incorporate into each HBS campus.

Our current facilities include seven constructed hangars at the Sugar Land site and an existing hangar facility at the Nashville site, which amount to approximately 66,000 square feet and 27,000 square feet, respectively, of rentable space. In addition, we have improvements in construction at the Nashville and Miami Opa-Locka sites, and facilities that are not yet constructed, including proposed improvements at the Sugar Land, Centennial and Deer Valley sites.

Each facility is expected to consist of clusters of between nine and 19 hangars. On average, each hangar provides 12,000 square feet of hangar space and 1,300 to 2,000 square feet of office space. Once completed, the facilities are expected to total 80 hangars on 87 acres of ground leases, with an infrastructure of over 1,095,000 square feet expected to be completed in the next five years.

We intend to lease each respective facility to one or more tenants, who will use all or a portion of such facility for general aviation aircraft storage and related uses permitted under the respective ground leases and will pay rent and other charges derived from HBS activity on the respective sites to us pursuant to a sublease.

Sugar Land Site

The Airport. Sugar Land Regional Airport is located approximately 20 miles southwest of the Houston central business district. The airport is owned by the City of Sugar Land and is situated on 622 acres. SGR is a publicly-owned, public-use general aviation facility, and it is included in the Federal Aviation Administration’s (“FAA”) National Plan of Integrated Airport Systems (“NPAIS”).

SGR is designated as a “reliever airport” for George Bush Intercontinental Airport (“IAH”) and William P. Hobby International Airport (“HOU”) in Houston. Twenty-four companies on the 2021 Fortune 500 list are headquartered in the Houston metro area.

According to the 2018 Texas Aviation Economic Impact Study, a significant portion of SGR activity is attributable to itinerant operations by business jet aircraft. SGR is home to seven on-airport businesses that offer services such as FBO amenities, aircraft maintenance, and avionics. The most frequent general aviation operations at SGR involve business and charter flights, flight instruction, recreational flying and law enforcement.

Sugar Land Site Facilities. The total development will consist of 11 individually leased NFPA Group III hangars, with a combined leasable area of 124,480 square feet situated within three buildings. The first phase is divided into seven private hangars, which were completed in December 2020. The second phase plans to include six private hangars. All hangars feature 28’-high doors and include 480-, 240- and 120-volt electrical outlets to allow for routine maintenance. The Sugar Land ground lease provides that, if construction of the second phase is not commenced by October 15, 2022, the ground lease with parcels comprising the second phase project site will automatically terminate.

Sugar Land Facilities Construction Project. The total cost of the Sugar Land facilities is estimated to be approximately $25 to 27 million, of which $15 million represents the completed facilities and the expected cost of the facilities in the second phase is approximately $10 to 12 million.

Sugar Land Tenant Leases/LOIs. As of the date of this prospectus, the Sugar Land development has executed leases comprising approximately 100% of the first phase leasable area.

General Airport Facilities. General airport facilities at SGR include an 8,000-foot primary runway, as well as fuel services, aircraft storage in hangars, and tie-down parking. SGR includes United States Customs facilities.

Aircraft Operations. Between 2018 and 2019, SGR experienced a 10.07% increase in overall operations. Total general aviation operations increased 3.36%, and local civil operations increased 25.24%. The effects of the COVID-19 pandemic can be seen in the change from 2019 to 2020: total operations at SGR decreased 10.75%, general aviation declined 14.10%, and civil operations declined 4.51%. The increase in operations from 2020 to 2021 is largely attributable to a return to pre-pandemic levels of operations As illustrated in the table on the following page, growth is projected in overall operations through 2037.

HISTORICAL AND PROJECTED AIRCRAFT OPERATIONS

SGR

	Itinerant Operations					Local Operations
Fiscal Year	Air Carrier	Air Taxi & Commuter	General Aviation	Military	TOTAL	Civil	Military	TOTAL	TOTAL OPS
2018	12	6,492	39,343	140	45,987	21,642	62	21,704	67,691
2019	0	6,577	40,663	114	47,354	27,105	50	27,155	74,509
2020	0	5,502	34,931	153	40,586	25,882	34	25,916	66,502
2021	0	8,091	38,972	128	47,191	25,132	86	25,218	72,409
2022*	3	7,357	41,511	140	49,008	25,568	86	25,654	74,662
2023*	5	7,430	44,365	140	51,935	29,366	86	29,452	81,387
2024*	8	7,504	44,370	140	52,014	29,366	86	29,452	81,466
2025*	8	7,579	44,374	140	52,093	29,366	86	29,452	81,545
2026*	8	7,654	44,379	140	52,173	29,459	86	29,545	81,718
2027*	8	7,729	44,383	140	52,252	29,553	86	29,639	81,891
2028*	8	7,807	44,387	140	52,334	29,648	86	29,734	82,068
2029*	8	7,885	44,392	140	52,417	29,742	86	29,828	82,245
2030*	8	7,964	44,396	140	52,500	29,837	86	29,923	82,423
2031*	8	8,043	44,401	140	52,584	29,932	86	30,018	82,602
2032*	8	8,122	44,405	140	52,667	30,028	86	30,114	82,781
2033*	8	8,203	44,409	140	52,752	30,124	86	30,210	82,962
2034*	8	8,286	44,414	140	52,840	30,220	86	30,306	83,146
2035*	8	8,369	44,418	140	52,927	30,316	86	30,402	83,329
2036*	8	8,452	44,422	140	53,014	30,413	86	30,499	83,513
2037*	8	8,535	44,427	140	53,102	30,510	86	30,596	83,698

Sources: Historic data derived from FAA Operations Network (“OPSNET”).

*	Forecast data via FAA TAF.

Regional Airport Competition. Within a 30-mile radius from SGR, there are five alternate locations accommodating business jet service and offering a minimum runway length of 5,000 feet, as described in the following paragraphs.

Houston Hobby Airport (“HOU”) is a commercial and general aviation airport located approximately seven miles southeast of downtown Houston. Currently, 12 commercial airlines serve HOU, and it is Houston’s second busiest airport, after IAH, ranked 34th in the nation for passenger traffic. Operated by the City of Houston Department of Aviation, HOU is located within the city limits of Houston, Texas, and the boundary of Harris County, Texas. General aviation is a very active sector at HOU, with general aviation services provided by six FBOs.

Ellington Field (“EFD”) is a public-use, general aviation reliever facility located in Harris County, Texas, 18 miles east of Houston. EFD offers one museum and nine on-airport businesses, which offer services such as FBO amenities, military training, and flight instruction. The most frequent general aviation operations at EFD include flight instruction, recreational flying, medical transport, search and rescue, law enforcement, powerline and pipeline patrols, military exercises, and business flights. With close proximity to Johnson Space Center, EFD supports activities affiliated with the National Aeronautics and Space Administration, and it is home to the Ellington Field Joint Reserve Base. In addition, the airport is home to the Houston Spaceport, the nation’s 10th licensed commercial spaceport.

Houston Executive Airport (“TME”) is the region’s newest airport, located in Waller County, Texas, approximately 15 miles northwest of downtown Houston. TME is a public-use, general aviation facility that is privately-owned and operated. The airport has 10 large community hangars, 60 individual plane hangars and a control tower. The airport currently does not have a customs facility and is served by a single FBO.

Houston Southwest Airport (“AXH”) is a privately-owned, public-use, general aviation facility located 15 miles southwest of Houston’s central business district. The airport offers ten on-airport businesses, which offer services such as the airport-owned FBO and business amenities, flight instruction, aircraft maintenance, and medical transport. The most frequent general aviation operations at AXH include recreational flying, business flying, charter flights, flight instruction, aerial photography, law enforcement, utility patrols, and medical transport. There are 24 hangars on the field, ranging in size from 3,500 square feet to 17,000 square feet. In addition, there are 39 T-hangars available for single engine aircraft through small twin-engine aircraft.

David Wayne Hooks Memorial Airport (“DWH”) is privately-owned, medium-sized, primarily general aviation airport near the city of Tomball in unincorporated Harris County, Texas. It is located approximately 23 miles northwest of Houston’s central business district and approximately ten miles northwest of IAH. DWH is a public-use, general aviation facility and is served by a single FBO.

Based Aircraft—Regional Airports. The following chart identifies the latest available information on the number of based aircraft at SGR and each of the alternate airports described above.

Aircraft Based on the Field

at SGR and Alternatives

Location	Single Engine	Multi Engine	Jet*	Helicopters	Military	Total
Houston Hobby (HOU)**	9	12	184	9	0	214
Ellington Field (EFD)**	32	8	17	0	25	82
Houston Executive (TME)**	62	25	23	0	0	110
Houston Southwest (AXH)**	104	12	0	3	0	119
David Wayne Hooks (DWH)**	117	14	23	0	0	154
Sugar Land Regional (SGR)	95	18	42	3	0	158
TOTAL	419	89	289	15	25	837
SGR as a % of Total	23%	20%	15%	20%	0%	19%

Source: JETNET and AirNav.

*	Jet data current as of August 2022 from JETNET.

**	AirNav data current as of August 2022.

On-Airport Hangar Services Competition. The sole FBO onsite at SGR is the primary competition for SHG Corporation Sugar Land. Another company located on-airport has maintenance hangars onsite, and can accommodate short-term hangar rentals without FBO services.

Opa-Locka Site

The Airport. Miami-Opa Locka Executive Airport in Opa-Locka, Florida, is located approximately ten miles north of the Miami central business district, 16 miles from Miami Beach and seven miles from Miami International Airport (“MIA”). OPF, a publicly-owned, public-use general aviation facility, is owned by Miami-Dade County, operated by the Miami-Dade Aviation Department and situated on 1,810 acres.

According to Miami-Dade County, the Miami Airport System consists of five active airports, with OPF being the largest general aviation airport in the system and designated as a reliever to MIA. Notably, OPF ranks seventh in the FAA’s Top Ten Airports for Domestic Business Jet Operations, with 58,486 domestic business jet operations during the period February 2021 through January 2022.

Miami-Opa Locka Site Facilities. The Miami-Opa Locka facilities are planned to be constructed in two phases and in total are expected to consist of 19 individually-leased NFPA Group III hangars comprising 262,169 total square feet. Each hangar is approximately 13,798 square feet, which can accommodate the various ultra-long-range jets and include 480-, 240- and 120-volt electrical outlets to allow for routine maintenance. Every hangar includes a ramp area for aircraft startup and shutdown in front of the hangar doors. Car parking is included in the hangar space. The adjoining office space includes high-end finishes with a kitchen, storage and a bathroom with showers. Each unit is assigned adjacent outdoor parking, as well. The hangars are rented on long-term (3-5 year) leases, with the Company including its own line crew and ground service equipment.

Miami-Opa Locka Facilities Construction Project. The total cost of the Miami-Opa Locka facilities is estimated to be approximately $59 to 66 million. Construction on the first phase of the Miami-Opa Locka facilities began in August 2021, and the second phase is in predevelopment.

Miami-Opa Locka Tenant Leases/LOIs. As of the date of this prospectus, leases and letters of intent comprising 33% and 42% of leasable space, respectively, have been executed with respect to the first phase. The remaining hangar units currently are being marketed for lease.

General Airport Facilities. Facilities at OPF include three runways. All three runways are served by full-length paved parallel taxiways. Other facilities at OPF include hangars and tie-downs for aircraft parking and fuel services.

Aircraft Operations. Between 2018 and 2019, OPF experienced a 10.31% increase in overall operations. Total general aviation operations increased 3.94%, and local civil operations increased 25.72%. The effects of the COVID-19 pandemic can be seen in the change from 2019 to 2020: total operations at OPF decreased 20.81%, general aviation declined 19.97%, and civil operations declined 32.41%. The increase in operations from 2020 to 2021 is largely attributable to a partial return to pre-pandemic levels of operations. As illustrated in the table below, nominal growth is projected in overall operations through 2037.

HISTORICAL AND PROJECTED AIRCRAFT OPERATIONS

OPF

	Itinerant Operations					Local Operations
Fiscal Year	Air Carrier	Air Taxi & Commuter	General Aviation	Military	TOTAL	Civil	Military	TOTAL	TOTAL OPS
2018	69	12,036	85,551	5,195	102,851	47,631	3,685	51,316	154,167
2019	76	13,982	88,923	4,767	107,748	59,882	2,437	62,319	170,067
2020	47	15,374	71,164	4,833	91,418	40,476	2,789	43,265	134,683
2021	127	24,771	88,486	4,399	117,783	43,314	2,118	45,432	163,215
2022*	106	23,581	92,398	4,518	120,603	48,311	2,166	50,477	171,080
2023*	106	24,050	92,860	4,518	121,534	53,849	2,166	56,015	177,549
2024*	106	24,528	93,324	4,518	122,476	60,146	2,166	62,312	184,788
2025*	106	25,015	93,791	4,518	123,430	60,161	2,166	62,327	185,757
2026*	106	25,512	94,260	4,518	124,396	60,176	2,166	62,342	186,738
2027*	106	26,019	94,731	4,518	125,374	60,191	2,166	62,357	187,731
2028*	106	26,537	95,205	4,518	126,366	60,205	2,166	62,371	188,737
2029*	106	27,064	95,681	4,518	127,369	60,220	2,166	62,386	189,755
2030*	106	27,602	96,160	4,518	128,386	60,235	2,166	62,401	190,787
2031*	106	28,151	96,641	4,518	129,416	60,249	2,166	62,415	191,831
2032*	106	28,710	97,124	4,518	130,458	60,264	2,166	62,430	192,888
2033*	106	29,280	97,610	4,518	131,514	60,279	2,166	62,445	193,959
2034*	106	29,861	98,098	4,518	132,583	60,294	2,166	62,460	195,043
2035*	106	30,454	98,588	4,518	133,666	60,308	2,166	62,474	196,140
2036*	106	31,060	99,082	4,518	134,766	60,323	2,166	62,489	197,255
2037*	106	31,677	99,577	4,518	135,878	60,338	2,166	62,504	198,382

Sources: Historic data derived from FAA OPSNET.

*	Forecast data via FAA TAF.

Regional Airport Competition. The following four airports, each accommodating business jet service and providing a minimum runway length of 5,000 feet, have been identified as alternate locations within the OPF service area.

MIA is operated by the Miami-Dade Aviation Department and is the property of Miami-Dade County. MIA now offers more flights to Latin America and the Caribbean than any other United States airport, is the United States’ third-busiest airport for international passengers, with over 80 airlines serving 150 destinations, and is the nation’s top airport for international freight. MIA is also the leading economic engine for Miami-Dade County and the State of Florida. MIA’s vision is to grow from a recognized hemispheric hub to a global airport of choice that offers customers a world-class experience and an expanded route network with direct passenger and cargo access to all world regions. There is a single FBO onsite at MIA, offering a 20,000-square foot community hangar. No private hangar space is available.

Miami-Executive Airport (“TMB”) is a public airport in unincorporated Miami-Dade County, Florida, 13 miles southwest of downtown Miami. TMB is operated by the Miami-Dade Aviation Department and is a designated reliever airport for MIA. TMB’s property is composed of 1,360 acres and includes three active runways. Facilities at TMB include FBOs, T-hangar bays, business hangars, an aviation museum and office space. TMB also has a Customs and Border Patrol facility to service international traffic. Among TMB’s major tenants are several aircraft maintenance businesses, FBOs, air taxi/charter operators and flight schools. With its on-site aviation-related schools and the airport’s proximity to businesses in the South Florida region, TMB has a significant amount of flight training, business and charter operations. The airport includes three FBOs. No private hangar space is available among the FBOs at TMB, and certain community hangars cannot accommodate larger aircraft.

Fort Lauderdale-Hollywood International Airport (“FLL”) is in unincorporated Broward County, Florida, located in Fort Lauderdale, 21 miles north of Miami. FLL is one of the fastest-recovering U.S. airports, with passenger traffic approaching 2019 pre-pandemic levels. Despite the impact of COVID-19 on the aviation industry in 2020, FLL ranked 6th in total passenger traffic recovery and 4th in international traffic recovery amongst U.S. airports. In 2020, the airport served 16.5 million passengers. In 2019, FLL ranked 18th in total traffic and 10th in total international traffic among U.S. airports. The airport lacks any vacant developable land, providing significant barriers to entry. There are four FBOs at FLL, including one which offers a private 15,000-square foot hangar that is fully occupied.

Palm Beach International Airport (“PBI”) is located 2.5 miles west of downtown West Palm Beach and 3.5 miles west of Palm Beach. PBI serves both air commercial airlines and general aviation aircraft. The airport has a 24-hour control tower and a U.S. Customs & Immigration port of entry facility. PBI’s general aviation interest is served by three full service FBOs. Available hangar space is limited to community hangars.

Based Aircraft. The following chart identifies the latest available information on the number of aircraft based at OPF and alternative general aviation airports in OPF’s service area.

Aircraft Based on the Field

OPF and Alternatives

Location	Single Engine	Multi Engine	Jet*	Helicopters	Military	Total
Miami International (MIA)**	0	13	7	0	0	20
Miami Executive (TMB)**	104	17	48	6	0	175
Fort Lauderdale-Hollywood International (FLL)**	15	21	86	1	0	123
Palm Beach International (PBI)**	6	8	124	11	0	149
Miami-Opa Locka Executive (OPF)*	35	13	172	3	5	228
TOTAL	160	72	437	21	5	695
OPF as a % of Total	22%	18%	39%	14%	100%	33%

Source: JETNET and AirNav.

*	Jet data current as of August 2022 from JETNET.

**	AirNav data current as of August 2022.

On-Airport Hangar Services Competition. The existing stock of hangar space at OPF comprises approximately 266,000 square feet of space, with an additional 350,000 square feet of new construction hangar space planned. There are six large, nested T-Hangar rows on the airport, capable of storing 99 aircraft. Aside from the proposed SHG Corporation Miami-Opa Locka development, no private hangar space for larger aircraft is available at OPF.

Nashville Site

The Airport. Nashville International Airport in Nashville, Tennessee is the primary commercial air service facility serving the Nashville metropolitan area and is the largest airport in the State of Tennessee. As the only medium hub in the region, BNA serves as the primary commercial service airport for the air service area. BNA is one of the nation’s fastest-growing airports. The combination of Nashville’s robust economy and business and tourism appeal led to seven successive years of often double-digit growth, which ended with 18.3 million passengers that passed through the airport in 2019.

Nashville Site Facilities. We obtained lease rights to 15.15 acres of land at BNA. The facilities at BNA plan to consist of nine newly constructed individually-leased NFPA Group III hangars comprising 121,867 total square feet. Our Nashville campus also includes an existing facility, Hangar 14, with an area of 27,202 square feet. Groundbreaking on the new facilities at BNA occurred in July 2021.

Each of the hangars includes a ramp area for aircraft startup and shutdown in front of the hangar doors. Car parking is included in the hangar space, which can accommodate multiple cars. The adjoining office space includes high-end finishes with a kitchen, storage and a bathroom with a shower. Each unit is also assigned adjacent outdoor parking. The hangars are rented on long-term leases, with the Company including its own line crew and ground service equipment. The Company will offer fuel at a negotiated discounted price for our tenants.

Nashville Facilities Construction Project. The total cost of the Nashville facilities is estimated to be approximately $26 to 27 million. Construction began on the Nashville campus in July 2021.

Nashville Tenant Leases/LOIs. As of the date of this prospectus, we have an executed lease for 100% of the existing facility at BNA. The subtenant, one of the largest charter operators in the United States with locations at 20 airports, is currently operating out of the hangar facility. We have also leased 50% of the facilities presently under construction. The in place lease represents approximately 59% of the overall leasable area of the facilities at BNA. The remaining hangar units currently are being offered for lease, with four hangars under executed LOI.

General Airport Facilities. BNA has four runways, the longest of which is 11,030 feet. Berry Field Air National Guard Base is located on the premises of BNA, and since 1937, it has hosted the 118th Airlift Wing.

Aircraft Operations. Between 2018 and 2019, BNA experienced a 7.51% increase in overall operations. Total general aviation operations increased 0.25%. The effects of the COVID-19 pandemic can be seen in the change from 2019 to 2020: total operations at BNA decreased 30.47% and general aviation declined 27.89%. Civil operations saw 26 total operations, where previously there had been none. The significant increase in operations from 2020 to 2021 is largely attributable to a partial rebound to operation levels prior to the pandemic.

As illustrated in the table below, growth in overall operations through 2037 is projected to range from 2.21% to 2.82%, averaging 2.48%. Actual 2021 FAA data for general aviation operations at BNA indicate that 16.9% of the airport’s operations were dedicated to iterant and based general aviation. This is typical for a commercial hub, as 69% of total operations for 2021 were attributable to air carrier operations.

HISTORICAL AND PROJECTED AIRCRAFT OPERATIONS

BNA

	Itinerant Operations					Local Operations
Fiscal Year	Air Carrier	Air Taxi & Commuter	General Aviation	Military	TOTAL	Civil	Military	TOTAL	TOTAL OPS
2018	147,743	31,084	36,874	2,845	218,546	0	0	0	218,546
2019	167,153	27,607	36,966	3,238	234,964	0	0	0	234,964
2020	114,102	19,975	26,658	2,604	163,339	26	0	26	163,365
2021	153,990	26,236	36,475	2,726	219,427	0	0	0	219,427
2022*	146,191	25,080	37,379	2,788	211,438	0	0	0	211,438
2023*	173,863	26,681	37,721	2,788	241,053	0	0	0	241,053
2024*	186,663	25,779	38,065	2,788	253,295	0	0	0	253,295
2025*	198,784	24,924	38,413	2,788	264,909	0	0	0	264,909
2026*	207,126	23,803	38,763	2,788	272,480	0	0	0	272,480
2027*	212,963	23,694	39,117	2,788	278,562	0	0	0	278,562
2028*	218,612	24,027	39,475	2,788	284,902	0	0	0	284,902
2029*	223,789	24,353	39,835	2,788	290,765	0	0	0	290,765
2030*	228,770	24,674	40,199	2,788	296,431	0	0	0	296,431
2031*	233,774	24,998	40,566	2,788	302,126	0	0	0	302,126
2032*	238,892	25,326	40,936	2,788	307,942	0	0	0	307,942
2033*	243,897	25,655	41,310	2,788	313,650	0	0	0	313,650
2034*	249,065	25,987	41,687	2,788	319,527	0	0	0	319,527
2035*	254,273	26,324	42,068	2,788	325,453	0	0	0	325,453
2036*	259,523	26,662	42,452	2,788	331,425	0	0	0	331,425
2037*	264,482	26,996	42,839	2,788	337,105	0	0	0	337,105

Sources: Historic data derived from FAA OPSNET.

*	Forecast data via FAA TAF.

Regional Airport Competition. Primary alternate airports to BNA, which accommodate business jet service and provide a minimum runway length of 5,000 feet, include Smyrna Rutherford County Airport (“MQY”), John C. Tune Airport (“JWN”), Lebanon Municipal Airport (“M54”), Music City Executive Airport (“XNX”) and Murfreesboro Municipal Airport (“MBT”).

MQY is located 12 miles south of Nashville and serves private and general aviation. With more than 1,700 acres, MQY is the 3rd largest airport in Tennessee. MQY is located in the geographic center of Tennessee and the center of the eastern United States. The airport is served by two FBOs which offer both limited community and private hangar space.

JWN is located eight miles from downtown Nashville and is the busiest general aviation airport in Tennessee. It serves the needs of regional and private aircraft, and is owned and managed by the Metropolitan Nashville Airport Authority. JWN serves the region’s growing private aircraft market and acts as a reliever for BNA.

M54 is a public-use, general aviation facility located 20 minutes from Nashville. M54 is Tennessee’s fourth largest general aviation airport, it covers 9,600 square feet and includes a state-of-the-art terminal facility located at the west ramp. There is a single FBO at M54 and the only hangar options on the field are community hangars.

XNX is a city-owned public-use general aviation airport located two miles east of the central business district of Gallatin, in Sumner County, Tennessee. There is one FBO at XNX and the only hangar options on the field are community hangars. A new 22,500-square foot community hangar is under construction at the airport.

MBT is a general aviation airport serving Middle Tennessee. MBT is one of the only general aviation airports in the state of Tennessee that is self-supporting. The revenue generated from leases and fuel sales funds the operations and capital improvement programs. Middle Tennessee State University trains professional pilots, aircraft mechanics, air traffic controllers, and airport administrators utilizing the airport. The university maintains a fleet of over 25 aircraft and has continued to maintain a ranking of one of the top five aviation programs in the nation. The FBO offers community and T-hangar space.

Based Aircraft—Regional Airports. The following chart identifies the latest available information on the number of aircraft based at each of BNA and the alternative general aviation airports identified above.

Aircraft Based on the Field

BNA and Alternatives

Location	Single Engine	Multi Engine	Jet*	Helicopters	Military	Gliders	Ultralights	Total
Smyrna Airport (MQY) **	127	28	33	2	0	0	0	190
John C Tune Airport (JWN) **	75	20	15	8	0	0	0	118
Lebanon Municipal Airport (M54) **	136	10	6	4	0	0	1	157
Music City Executive Airport (XNX) **	58	9	4	2	0	0	0	73
Murfreesboro Municipal Airport (MBT) **	115	18	2	1	0	0	0	136
Nashville (BNA) **	18	9	68	1	21	0	0	111
TOTAL	529	94	128	18	21	0	1	784
BNA as a % of Total	3%	10%	53%	6%	100%	0%	0%	14%

Source: JETNET and AirNav.

*	Jet data current as of August 2022 from JETNET.

**	AirNav data current as of August 2022.

On-Airport Hangar Services Competition. BNA is served by two FBOs, which offer the following amenities: pilot’s lounge, waiting area/lounge, weather station, restroom, showers, kitchenette, and conference rooms, flight instruction, rental car, aircraft maintenance and parts supply, hangar rental, aircraft tie-down parking, and aircraft fueling. In addition, BNA has several private hangars that generally provide storage for business aircraft, office space, maintenance space, and passenger/pilot lounges. Some of the private hangars are owned and built by individuals, while others are leased from one of the FBOs. Aside from the proposed SHG Corporation Nashville development, no private hangar space for larger aircraft is currently available at BNA.

Centennial Site

The Airport. Centennial Airport (“APA”) in Englewood, Colorado is owned and operated by the Arapahoe County Public Airport Authority. The airport serves Denver and surrounding areas, is classified as a National airport according to the FAA National Asset Report. APA is the largest general aviation airport in the system, and it is designated as a reliever to Denver International Airport (“DEN”). During the period September 2020 through August 2021, the airport recorded 44,888 domestic business jet operations, ranking it tenth busiest among all business airports in the United States.

Centennial Site Facilities. We obtained lease rights to approximately 20 acres of land in the Centennial lnterPort master-planned business hangar development on the south side of APA. Our Centennial development at APA is located in a secluded, low-traffic area on the airfield. The campus will be constructed in two phases, and in total will consist of 18 individually leased NFPA Group III hangars comprising 236,930 total square feet. Our Centennial campus will include two hangar layouts, each including a ramp area for aircraft startup and shutdown in front of the hangar doors. Car parking is included in an attached two car garage and the hangar space. The adjoining office space includes high-end finishes with a kitchen, storage and a bathroom with a shower. Each unit is also assigned adjacent outdoor parking.

Centennial Facilities Construction Project. The total cost of the Centennial facilities is estimated to be approximately $66 to 76 million. Construction began on the new facilities at the Centennial site in August 2022.

Centennial Tenant Leases/LOIs. As of the date of this prospectus, there are no LOIs executed at the Centennial site. The hangar units currently are being marketed for lease, pending permitting.

General Airport Facilities. APA covers approximately 1,315 acres and has three runways. Other facilities at the airport include hangars and tie-downs for aircraft parking and fuel services. Services available at APA include aircraft repair and maintenance services, including airframe, power plant and avionics repair. The airport includes a U.S. Customs facility on the airfield. FBO services at APA are provided by four companies.

Aircraft Operations. Between 2018 and 2019, APA experienced a 3.54% increase in overall operations. Total general aviation operations increased 5.65%, and local civil operations increased 2.30%. The effects of the COVID-19 pandemic can be seen in the change from 2019 to 2020: total operations at APA decreased 5.41%, general aviation declined 13.48%, and civil operations declined 0.66%. The effects of the pandemic continued to be evident in the change from 2020 to 2021, as total operations at APA decreased a further 6.08%. FAA TAF forward looking data forecasts a continued rebound in total operations beginning in 2022 and increasing each year thereafter. The significant increase in projected operations from 2020 to 2021 is largely attributable to the fact that TAF forward-looking data was produced prior to the pandemic, and does not consider its ongoing effects. As illustrated in the table on the following page, nominal growth is projected in overall operations through 2037.

HISTORICAL AND PROJECTED AIRCRAFT OPERATIONS

APA

	Itinerant Operations					Local Operations
Fiscal Year	Air Carrier	Air Taxi & Commuter	General Aviation	Military	TOTAL	Civil	Military	TOTAL	TOTAL OPS
2018	97	32,045	137,653	3,836	173,631	163,040	1,327	164,367	337,998
2019	171	32,904	145,435	3,568	182,078	166,795	1,076	167,871	349,949
2020	54	35,713	125,835	2,991	164,593	165,687	721	166,408	331,001
2021	29	48,286	122,114	3,771	174,200	136,146	515	136,661	310,861
2022*	90	47,336	125,929	3,796	177,151	139,902	577	140,479	317,630
2023*	113	47,809	130,837	3,796	182,555	150,192	577	150,769	333,324
2024*	137	48,286	135,744	3,796	187,963	157,255	577	157,832	345,795
2025*	137	48,768	140,652	3,796	193,353	163,540	577	164,117	357,470
2026*	137	49,255	145,560	3,796	198,748	164,044	577	164,621	363,369
2027*	137	49,747	145,997	3,796	199,677	164,549	577	165,126	364,803
2028*	137	50,244	146,436	3,796	200,613	165,055	577	165,632	366,245
2029*	137	50,745	146,875	3,796	201,553	165,563	577	166,140	367,693
2030*	137	51,252	147,316	3,796	202,501	166,073	577	166,650	369,151
2031*	137	51,763	147,759	3,796	203,455	166,584	577	167,161	370,616
2032*	137	52,280	148,202	3,796	204,415	167,097	577	167,674	372,089
2033*	137	52,802	148,647	3,796	205,382	167,611	577	168,188	373,570
2034*	137	53,329	149,094	3,796	206,356	168,127	577	168,704	375,060
2035*	137	53,861	149,541	3,796	207,335	168,645	577	169,222	376,557
2036*	137	54,399	149,990	3,796	208,322	169,164	577	169,741	378,063
2037*	137	54,942	150,441	3,796	209,316	169,685	577	170,262	379,578

Sources: Historic data derived from FAA OPSNET.

*	Forecast data via FAA TAF.

Regional Airport Competition. Alternate general aviation airports offering business jet service and a minimum runway length of 5,000 feet in APA’s service area include Denver International Airport (“DEN”), Greeley-Weld County Airport (“GXY”), Rocky Mountain Metropolitan (“BJC”) and Colorado Air & Space Port (“CFO”). Although there are other general aviation airports across the State of Colorado, these facilities are the most likely to compete with Sky Centennial for tenants and users of hangars space.

DEN is a commercial service airport located 16 miles northeast of downtown Denver. The airport is owned and operated by the City of Denver and was opened as a new airport in February 1995. DEN is the primary commercial service airport for the Denver metropolitan area and acts as an international hub for Colorado and the surrounding states. The airport has six runways including one at 16,000 feet long, which is the longest commercial service runway in North America. In addition to air carrier passenger operations, DEN supports large scale air cargo and charter activities. DEN is the 20th-busiest airport in the world and the 5th-busiest airport in the United States. As a major international airport, DEN does not feature a large general aviation operation. There is one FBO serving the airport. According to the Colorado Aviation System, as of 2020, DEN provides hangars for 80% of based aircraft fleet and 50% of weekly average overnight transient storage. The airport includes three hangar spaces for based aircraft, with two based aircraft representing 80% of the fleet. Hangar space at DEN is limited to community space.

GXY is a general aviation airport in northern Colorado, located approximately three miles east of Greeley’s central business district. The airport is owned and operated by the Greeley-Weld County Airport Authority and has two runways, which are 10,501 feet long and 5,502 feet long, respectively. The airport is primarily used by recreational aircraft, flight schools, and business aircraft visiting businesses in Greeley, the University of Northern Colorado or oil extraction operations in the surrounding region. Other activities at GXY include aerial crop application, aerial inspections and flight testing. According to the Colorado Aviation System, as of 2020, GXY provides hangars for 50% of based aircraft fleet and 50% of weekly average overnight transient storage. The airport includes 218 hangar spaces for based aircraft, with 121 based aircraft representing 60% of the fleet. Hangar space is limited to community space, with no facilities able to accommodate larger aircraft.

BJC is a general aviation airport located nine miles northwest of downtown Denver along the U.S. Highway 36 corridor. The airport is owned and operated by Jefferson County. BJC has three runways, including one of which is 9,000 feet long. The airport is used heavily for flight training, recreational flying, business activities and aerial wildland/firefighting. Additionally, the airport frequently receives large corporate and college charter aircraft visiting the University of Colorado. BJC is also home to a U.S. Forest Service heavy tanker base and the National Center for Atmospheric Research Aviation Facility. BJC is the second busiest general aviation airport in Colorado and is home to several large aviation and aerospace businesses. According to the Colorado Aviation System, as of 2020, BJC provides hangars for 60% of based aircraft fleet and 50% of weekly average overnight transient storage. The airport includes 199 hangar spaces for based aircraft, with 255 based aircraft representing 60% of the fleet. FBO services are provided by two companies at BJC.

CFO is a general aviation airport in the Denver area. The airport is owned and operated by Adams County. CFO has two runways that measure 8,000 feet in length. The airport is used for flight training, recreational flying, aerospace manufacturing, and business/corporate activity. CFO is home to a rocket engine testing facility, an Army National Guard armory and the Colorado Department of Transportation Division of Aeronautics’ office. CFO earned its spaceport license in 2018, making the facility the first and only licensed public-use spaceport in Colorado and the FAA Northwest Mountain region. CFO is located on 3,200 acres of land, less than eight miles southeast of DEN, enabling users to quickly access aerospace companies on the Front Range and around the world. CFO is already home to several aerospace companies, including Reaction Engines, which is conducting research on hypersonic propulsion solutions. According to the Colorado Aviation System, as of 2020, CFO provides hangars for 60% of based aircraft fleet and 50% of weekly average overnight transient storage. The airport includes 291 hangar spaces for based aircraft, with 261 based aircraft representing 60% of the fleet. These are community hangars, able to accommodate only small aircraft and mid-sized jets.

Based Aircraft. The following chart identifies the latest available information on the number of aircraft based at APA and the alternative general aviation airports described above. As illustrated, APA is ranked first in total number of based aircraft, according to the most recent data available. APA garners 47% of the overall based aircraft market share. Moreover, APA also is first in total number of based jets. The facility garners 44% of the based multi-engine market and 65% of the based jet aircraft market.

Aircraft Based on the Field

APA and Alternatives

Location	Single Engine	Multi Engine	Jet*	Helicopters	Ultralights	Total
Denver International (DEN)**	0	1	1	0	0	2
Greeley Weld County (GXY)**	121	16	5	3	0	145
Rocky Mountain Metropolitan (BJC)**	341	70	64	21	1	497
Colorado Air & Space Port (CFO)**	247	38	2	4	1	292
Centennial (APA)**	585	100	138	23	0	847
TOTAL	1,294	225	210	51	2	1,780
APA as a % of Total	45%	44%	66%	45%	0%	48%

Source: JETNET and AirNav.

*	Jet data current as of August 2022 from JETNET.

**	AirNav data current as of August 2022.

On-Airport Hangar Services Competition. FBO services at APA are provided by four companies. The FBOs offer standard amenities such as pilot’s lounge, waiting area/lounge, weather station, restroom, showers, kitchenette, and conference rooms, flight instruction, rental car, aircraft maintenance and parts supply, hangar rental, aircraft tie-down parking, and aircraft fueling. APA has several private hangars that provide storage for business aircraft, office space, maintenance space, and passenger/pilot lounges. Some of the private hangars are owned and built by individuals or corporations based locally.

Deer Valley Site

The Airport. The Phoenix Deer Valley Airport in Phoenix, Arizona (“DVT”) is a medium sized, predominantly business and general aviation airport that is owned and operated by the City of Phoenix. DVT is located on 914 acres within Phoenix’s northern limits, approximately 20 miles north of downtown and approximately 17 miles north of Phoenix Sky Harbor International Airport (“PHX”). DVT serves to relieve general aviation air traffic from PHX and is a convenient alternative to the larger and more congested airport. This convenience has led DVT to become one of the busiest general aviation airports in the country, ranking second in the FAA’s Top 10 Busiest General Aviation Airports, as of 2017. The airport is also home to several flight schools. No commercial passenger service operations are available; however, air taxi service is available.

Deer Valley Site Facilities. We obtained lease rights to approximately 15 acres of land at DVT on the southeast side of the airport. Our Deer Valley development at DVT is located in a secluded, low-traffic area on the airfield. The campus will consist of 16 individually leased NFPA Group III modular hangars comprising 220,764 total square feet. Ground-breaking for the first phase is projected to commence by the second quarter of 2022. Every hangar includes a ramp area for aircraft startup and shutdown in front of the hangar doors. Car parking is included in the hangar space, which can accommodate multiple cars. The adjoining office space includes high-end finishes with a kitchen, storage and a bathroom with a shower. Each unit is also assigned adjacent outdoor parking.

The hangars are rented on long-term leases, with the Company including its own line crew and ground service equipment.

Deer Valley Facilities Construction Project. The total cost of the Deer Valley facilities is estimated to be approximately $61 to 71 million. To date, the new facilities at the Deer Valley Site are in the design and predevelopment phase, and a construction contract has not been awarded.

Deer Valley Tenant Leases/LOIs. As of the date of this prospectus, we have six executed LOIs.

The remaining hangar units currently are being offered for lease. Currently, the property is exempt from real estate tax.

General Airport Facilities. DVT has two parallel runways. The airport offers a complete range of services including fueling, avionics repair, maintenance, parts, flight training, new and used aircraft sales, aircraft rentals, a pilot shop, and a restaurant. The landside facilities at DVT include the terminal building, an FBO, flight schools, fueling facilities, major utilities, and support facilities.

Aircraft Operations. Between 2018 and 2019, DVT experienced a 10.03% increase in overall operations. Total general aviation operations decreased 30.59%, and local civil operations increased 14.07%. The effects of the COVID-19 pandemic can be seen in the change from 2019 to 2020: total operations at DVT decreased 11.9%, general aviation declined 16.44%, and civil operations declined 12.87%. The effects of the pandemic continued to be evident in the change from 2020 to 2021, as total operations at DVT decreased a further 32.42%. FAA TAF forward looking data forecasts a continued rebound in total operations beginning in 2022 and increasing each year thereafter. As illustrated in the table on the following page, nominal growth is projected in overall operations through 2037.

HISTORICAL AND PROJECTED AIRCRAFT OPERATIONS

DVT

	Itinerant Operations					Local Operations
Fiscal Year	Air Carrier	Air Taxi & Commuter	General Aviation	Military	TOTAL	Civil	Military	TOTAL	TOTAL OPS
2018	13	4,600	140,700	117	145,430	269,689	47	269,736	415,166
2019	42	51,326	97,666	92	149,126	307,645	19	307,664	456,790
2020	20	52,662	81,608	50	134,340	268,064	40	268,104	402,444
2021	15	26,154	70,206	54	96,429	175,548	2	175,550	271,979
2022*	17	31,899	81,485	56	113,457	209,988	22	210,010	323,467
2023*	18	34,672	90,416	56	125,162	233,334	22	233,356	358,518
2024*	18	37,444	100,326	56	137,844	285,476	22	285,498	423,342
2025*	18	37,818	111,260	56	149,152	305,572	22	305,594	454,746
2026*	18	38,196	111,372	56	149,642	306,489	22	306,511	456,153
2027*	18	38,578	111,483	56	150,135	307,408	22	307,430	457,565
2028*	18	38,964	111,595	56	150,633	308,331	22	308,353	458,986
2029*	18	39,353	111,706	56	151,133	309,256	22	309,278	460,411
2030*	18	39,746	111,818	56	151,638	310,184	22	310,206	461,844
2031*	18	40,143	111,930	56	152,147	311,115	22	311,137	463,284
2032*	18	40,544	112,042	56	152,660	312,049	22	312,071	464,731
2033*	18	40,950	112,154	56	153,178	312,985	22	313,007	466,185
2034*	18	41,359	112,266	56	153,699	313,925	22	313,947	467,646
2035*	18	42,189	112,491	56	154,754	315,812	22	315,834	470,588
2036*	18	42,611	112,603	56	155,288	316,759	22	316,781	472,069
2037*	17	31,899	81,485	56	113,457	209,988	22	210,010	323,467

Sources: Historic data derived from FAA OPSNET.

*	Forecast data via FAA TAF.

Regional Airport Competition. Primary alternate airports to DVT that accommodate corporate jet service and offer a minimum runway length of 5,000 feet include PHX, Scottsdale International Airport (“SDL”), Glendale Municipal Airport (“GEU”) and Goodyear Airport (“GYR”).

PHX has been owned and operated by the City of Phoenix since 1935. PHX occupies approximately 3,400 acres of land located about four miles east of the downtown Phoenix area. It is the only Arizona airport designated as a large hub by the FAA and is the principal commercial service airport serving metropolitan Phoenix and most of Arizona’s population. There are no other U.S. large-hub commercial service airports within a five-hour drive of Phoenix, with the closest being Las Vegas’ McCarran International Airport (approximately 290 miles to the northwest). PHX served over 17.3 million enplaned passengers in fiscal year 2020 and over 22.8 million enplaned passengers in fiscal year 2019. PHX has two FBOs, only one of which offers hangar space for lease. No private hangar space is available.

SDL is located in the northeastern portion of the Phoenix Metropolitan Area, within the City of Scottsdale. The airport consists of approximately 282 acres and is situated between the McDowell Mountains to the north and the Camelback Mountain to the south. The airport is surrounded by commercial and industrial developments within the Scottsdale Industrial Airpark and Scottsdale Business Center. SDL is a public-use, general aviation reliever facility. Facilities at the airport include a runway, which is 8,249 feet and includes fuel services, aircraft storage in hangars and tie-downs. SDL includes three FBOs offering hangar space for lease.

GEU is a general aviation airport that is owned by the City of Glendale and is operated on a daily basis by a fulltime Airport Administrator who reports to the Deputy Public Works Director – Transportation. GEU is a public-use, general aviation reliever facility. Facilities at the airport include one runway, which is 7,150 feet. A single company provides private hangar rentals at GEU, which consist of “bare bones” facilities, with no office space or onsite amenities. There is only one FBO on the airport.

GYR is a general aviation airport located in Goodyear, Arizona, approximately twenty miles west of downtown Phoenix. The airport is designated as a general aviation reliever airport to PHX. GYR has no commercial airline activity and is a center for flight training, aircraft maintenance, repair and overhaul, and aircraft storage. GYR is owned and operated by the City of Phoenix. Facilities at the airport include one runway at 8,500 feet, as well as fuel services, and aircraft storage in box and T-hangars. Several long-standing tenants of GYR include an aircraft maintenance, repair and overhaul company, flight schools, and an FBO that offers rentals within community hangars. Such hangars are “bare bones” facilities, with no office space or onsite amenities.

Based Aircraft. The following chart identifies the latest available information on the number of aircraft based at each of DVT and the four primary alternate general aviation airports in DVT’s service area.

Aircraft Based on the Field

DVT and Alternatives

Location	Single Engine	Multi Engine	Jet*	Helicopters	Military	Gliders	Ultralights	Total
Phoenix Sky Harbor (PHX)**	14	10	26	11	8	0	0	69
Scottsdale Airport (SDL)**	167	26	172	26	0	0	0	391
Glendale Municipal Airport (GEU)**	82	8	0	2	0	1	1	94
Phoenix Goodyear Airport (GYR)**	183	6	8	1	6	0	0	204
Deer Valley (DVT)*	773	93	15	18	2	10	2	913
TOTAL	1,219	143	221	58	16	11	3	1,657
DVT as a % of Total	63%	65%	7%	31%	13%	91%	67%	55%

Source: JETNET and AirNav

*	Jet data current as of August 2022 from JETNET.

**	AirNav data current as of August 2022.

On-Airport Hangar Services Competition. Currently, the only aircraft hangar rental providers at DVT are the DVT Airport Authority and an FBO. According to the DVT Airport Authority, they do not have any corporate/executive hangars, but they have available land to build hangars. The FBO is currently based in two locations at DVT and its future plans at the Airport include the construction of new hangars as well as a modern FBO facility.

Addison Airport Site

The Airport. Addison Airport (“ADS”) in Addison, Texas is owned and operated by the Town of Addison. The airport serves the Dallas/Fort Worth Metroplex market and is in close proximity to the residential and business districts where aircraft owners and operators live and work, located only nine miles north of the central business district of Dallas. ADS does not cater to commercial flights, making it preferable for basing business aircraft as it provides for the quickest “time-to-wheels-up” in the Dallas area. According to its website, ADS is home to more than 650 based aircraft.

The existing hangar facilities at ADS are overcapacity and predominantly older with low door heights, which creates little opportunity for attracting newer larger private jet aircraft to the market. Though a new FBO is bringing additional community hangar square footage to the airport, the combination of older current facilities, lack of private hangar space on the airport, increased wealth migration to the north side of Dallas, and substantial popularity of the airport make for an attractive target for our private and exclusive Home-Basing solution.

Addison Site Facilities. We obtained lease rights to approximately 6 acres on the Northeast side of the primary runway. As part of our development plan, the existing facilities on the site, including a terminal, ramp and automobile parking, will be demolished. We anticipate subsequently developing six hangars with adjoining office and support space constituting approximately 104,600 square feet. Anticipated occupancy for the Addison Airport site is in the first calendar quarter of 2024.

The new HBS hangars will be rented on long-term leases, with Sky Harbour including its own line crew and ground service equipment.

Addison Facilities Construction Project. The total cost of the Addison facilities is estimated to be approximately $24 to 28 million. To date, the new facilities at the Addison Site are in the design and predevelopment phase, including abatement and demolition of existing structures, and a construction contract has not been awarded.

Addison Tenant Leases/LOIs. As of the date of this prospectus, there are no LOIs executed at the Addison site. The hangar units currently are being pre-marketed for lease, pending permitting.

General Airport Facilities. Facilities at ADS include a 7,203 foot runway equipped with high-intensity lighting and a full length parallel taxiway. Operations are supported by Instrument Landing System (ILS) and RNAV (GPS) instrument approaches. The airport offers an FAA control tower, 24-hour U.S. Customs services for international arrivals, no landing fees, and over 70 businesses including maintenance providers, flight schools, and various other aviation-related service providers. According to the Texas Department of Transportation, as of 2018 the airport contributes over 1,000 on-airport jobs to the Town of Addison.

Aircraft Operations. Between 2018 and 2019, ADS experienced a 17.6% increase in overall operations. The effects of the COVID-19 pandemic can be seen in the change from 2019 to 2020: total operations at ADS decreased 9.9%. Operations at ADS slightly rebounded from 2020 to 2021, as the airport experienced a 4.0% increase. FAA TAF forward looking data forecasts a continued rebound in total operations beginning in 2022 and increasing each year thereafter. As illustrated in the table on the following page, nominal growth is projected in overall operations through 2037.

HISTORICAL AND PROJECTED AIRCRAFT OPERATIONS

ADS

	Itinerant Operations					Local Operations
Fiscal Year	Air Carrier	Air Taxi & Commuter	General Aviation	Military	TOTAL	Civil	Military	TOTAL	TOTAL OPS
2018	97	7,401	92,893	1,077	101,468	2,253	14	2,267	103,735
2019	68	7,385	108,668	354	116,475	5,456	6	5,462	121,937
2020	94	20,064	86,718	246	107,122	2,783	10	2,793	109,915
2021	77	27,933	83,407	254	111,671	2,624	0	2,624	114,295
2022*	70	27,566	84,553	274	112,463	3,063	10	3,073	115,536
2023*	70	27,662	89,115	274	117,121	3,871	10	3,881	121,002
2024*	70	27,758	93,677	274	121,779	4,993	10	5,003	126,782
2025*	70	27,855	98,239	274	126,438	5,000	10	5,010	131,448
2026*	70	27,952	102,801	274	131,097	5,006	10	5,016	136,113
2027*	70	28,049	103,054	274	131,447	5,012	10	5,022	136,469
2028*	70	28,146	103,307	274	131,797	5,019	10	5,029	136,826
2029*	70	28,243	103,561	274	132,148	5,025	10	5,035	137,183
2030*	70	28,342	103,816	274	132,502	5,031	10	5,041	137,543
2031*	70	28,441	104,071	274	132,856	5,038	10	5,048	137,904
2032*	70	28,540	104,326	274	133,210	5,044	10	5,054	138,264
2033*	70	28,639	104,583	274	133,566	5,051	10	5,061	138,627
2034*	70	28,738	104,840	274	133,922	5,057	10	5,067	138,989
2035*	70	28,838	105,097	274	134,279	5,063	10	5,073	139,352
2036*	70	28,938	105,356	274	134,638	5,070	10	5,080	139,718
2037*	70	29,038	105,615	274	134,997	5,076	10	5,086	140,083

Sources: Historic data derived from FAA OPSNET.

*	Forecast data via FAA TAF.

On-Airport Hangar Services Competition. Aircraft hangar rental providers currently on the airport consist of two FBOs, with a third FBO opening before the end of the calendar year 2022. Additionally, multiple smaller private hangars exist on the airport, primarily owned by operators or for flight schools and other airport businesses.

The FBOs provide full aviation services, including hangar, fuel, lavatory, and other services. All FBOs provide hangar for both based and transient aircraft. The two existing FBOs provide approximately 95,000 square feet and 49,000 square feet of hangar space, respectively. The third FBO arriving at the airport is expected to market an additional 100,000 square feet of hangar space when it opens in fall 2022. None of the existing or expected hangar space offered by the FBOs is private.

Customers, Sales and Marketing

We seek to maximize hangar rental charges consistent with capacity utilization at our existing and future facilities. Rental hangar space is open to the public on a non-discriminatory basis, and prospective tenants are reviewed for credit quality and nature of intended use of the facilities. We focus our operations on various types of tenants, including, individuals (directly or through personally or family-owned LLCs), charter operations, flight schools, corporate fleets, government entities and aviation service providers.

In general, we will execute a letter of intent with the tenant during the construction phase of the project and will execute a final tenant lease before the construction project is completed. Terms of the tenant leases typically range from three to ten years, with most leases having a five-year term. We intend to develop a diversified portfolio of tenants in terms of geography, type of tenant and length of lease term.

While the business currently is dependent on its two largest tenants, longer term, the business does not expect to depend on a single customer, the loss of which would have a material adverse effect on the business. The business expects to diversify its risk by having multiple types of tenants across multiple locations across the country. See “Risk Factors – Our rental income is initially concentrated within a small number of tenants and the loss of or default by one or more significant tenants could have a material adverse effect on our business and results of operations” of this prospectus.

Overview of Our Leases with Tenants

Tenant lease terms are generally 2-10 years, with maturity dates staggered for purposes of risk management. Base lease rents vary by location, but all leases feature annual rent escalation. Leases are structured as either gross or triple-net, with tenants covering insurance, taxes and utilities. Leases include all line services and exclude the cost of fuel. The tenant leases do not have early termination options, and renewals are generally reset to fair market value.

Competition

The hangar space rental segment of the aviation services industry in which we operate is very competitive. We compete with national, regional and local FBOs and other hangar real estate companies. Our competitors may include FBOs currently operating at certain airports that may have financial or other resources and/or lower cost structure than us. Other competitors have been in business longer than us and may have greater financial resources available.

We compete with other operators, including FBOs, at all of our current locations, and our hangar campuses may also face indirect competition from operators located at nearby airports. In addition, We may be adversely affected by competition from other facilities within or outside the airports where the facilities are located, including construction of new facilities at the airports at which we operate or the expansion of hangar facilities by competitors at nearby airports. We must compete with other operators based on the location of the facility relative to runways and street access, quality of customer service, safety, reliability, value-added features, and price. See “Investment Criteria” of this section for additional information regarding SHG Corporation’s competitors with respect to each particular facility.

Government Regulation

FAA Regulation

The industry is overseen primarily by the FAA. In addition, the Department of Homeland Security, Department of Transportation, Environmental Protection Agency, state and local environmental agencies, and local airport authorities contribute to the regulation of our HBS hangar campuses. The business must comply with federal, state, and local environmental statutes, and regulations, including those associated in part with the operation of fuel storage tank systems and fuel trucks. These requirements include, among others, tank and pipe testing for tightness, soil sampling for evidence of leaking, and remediation of detected leaks and spills.

Environmental and Related Matters

Our HBS hangar campuses are subject to regular inspection by local environmental agencies, as well as local fire marshals and other agencies. The business does not expect that compliance and related remediation work, if any, will have a material negative impact on our business. The business has not received notice requiring it to cease operations at any location or of any abatement proceeding by any government agency for failure to comply with applicable environmental laws and regulations.

Americans with Disabilities Act

Under Title III of the Americans with Disabilities Act (“ADA”), and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent “readily achievable.” In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

Compliance with the ADA, as well as other federal, state and local laws, may require modifications to properties we currently own or may purchase, or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our leases, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Environmental Matters

Our business is subject to numerous statutes, rules and regulations relating to environmental protection and is exposed to various environmental risks, hazards, and environmental protection requirements, including those related to the storage and handling of jet fuel and compliance with firefighting regulations. See “Risk Factors – Our businesses are subject to environmental risks that may impact our future profitability” of this prospectus.

We endeavor to be a leader of the industry’s initiatives to address environmental issues, and it is increasingly focused on how it can reduce its carbon footprint in a sustainable way. As part of this, our HBS hangar campuses are designed to reduce the need to reposition private jets, which reduces the use of fuel as well as air emissions and noise pollution. We operate a fleet of electric ground support equipment which have a low cost to operate and maintain. In addition, our HBS hangar campuses are designed to be electric vehicle charger-equipped and electric airplane charger-ready. In addition, our hangar design contains environmentally friendly aspects such as no-foam fire suppression. Moreover, our hangars are designed to be both solar and wind energy capable for future installation.

Insurance

We maintain the following insurance:

During construction:

•	Builder’s Risk

•	Owner’s Interest

○	General Liability

○	Excess Liability

•	Contractor’s Pollution Liability

Once operational, each campus maintains:

•	Commercial Property Insurance

○	Flood Insurance

○	Earthquake Insurance

○	Boiler & Machinery Insurance

○	Business Income/Loss of Rent Insurance

•	Automobile Liability Insurance

•	General Liability/Products/Hangar Keepers Insurance

•	Environmental Insurance

•	Worker’s Compensation and Employer’s Liability

Tenants at our campuses are required to maintain the following types of insurance:

•	Aircraft Physical Damage and Aircraft Legal Liability

•	General Liability Insurance

•	Worker’s Compensation and Employer’s Liability

•	Automobile Liability Insurance

•	Pollution Liability Insurance

Human Capital

As of June 30, 2022, we had 17 employees and 9 contractors, none of which were subject to collective bargaining agreements. We also engage consultants to supplement our permanent workforce. Our operations are overseen by senior personnel with experience in business aviation and real estate, and includes top-level design, construction, operations, and finance expertise. We consider our employee relations to be in good standing. We are committed to keeping our employees informed and supported through regular communication and events, including our monthly town hall meetings.

We strive to recruit from amongst the best talent in the industry and reward them appropriately. Our success depends in large part on our ability to attract, retain and develop high-quality management, operations, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors in fields such as aviation and real estate.

We believe we offer competitive compensation (including base salary, incentive bonus, and in the future, long-term equity awards) and benefits packages designed to attract and reward talented individuals who possess the skills necessary to support our business objectives and assist in the achievement of our strategic goals and development plans. All employees are eligible for health insurance, a retirement plan, and life/disability coverage.

Human capital strategies are developed and managed by our Chief Operating Officer, who reports to the Chief Executive Officer, and are overseen by the compensation committee and the Board. Our executive management team regularly review and update our talent strategy, monitoring a variety of data, including turnover, diversity, and tenure, to design and implement effective recognition, training, development, succession, and benefit programs to meet the needs of our business and our employees.

Legal Proceedings

We may be involved from time to time in ordinary litigation, negotiation, and settlement matters that will not have a material effect on our operations or finances. We are not currently party to any material legal proceedings, and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results, or financial condition.

Periodic Reporting and Financial Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the Securities and Exchange Commission (the “SEC”), are available free of charge through the investor relations sections of the Company’s website, www.skyharbour.group, as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Pursuant to a Continuing Disclosure Agreement in connection with the PABs, SHC is required to publish (i) Monthly Construction Reports, (ii) quarterly reports containing quarterly financial information of SHC and (iii) annual reports containing audited consolidated financial statements of SHC, all of which are available through the website of the Municipal Securities Rulemaking Board via its Electronic Municipal Market Access (“EMMA”) system at www.msrb.org and on the investor relations section of our website.

The information on our website is not, and shall not be deemed to be, part of this prospectus or incorporated into any other filings we make with the SEC, except as shall be expressly set forth by specific reference in any such filings.